Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-213864 and 333-213864-01

November 14, 2018

Kilroy Realty, L.P.

$400,000,000

4.750% Senior Notes due 2028

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated November 14, 2018 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 29, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.

Guarantor:	Kilroy Realty Corporation

Security:	4.750% Senior Notes due 2028

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)

Maturity Date:	December 15, 2028

Interest Rate:	4.750% per year, accruing from November 29, 2018

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2019

Price to Public:	99.634% of the aggregate principal amount, plus accrued interest, if any

Yield to Maturity:	4.796%

Benchmark Treasury:	3.125% due November 15, 2028

Spread to Benchmark Treasury:	168 basis points

Benchmark Treasury Yield:	3.116%

Redemption:	Prior to September 15, 2028 (the “Par Call Date”), make-whole redemption at the Treasury Rate (as defined) plus 30 basis points, plus accrued and unpaid interest. On and after the Par Call Date, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings are subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Trade Date:	November 14, 2018

Settlement Date:	November 29, 2018 (T+10). See “Underwriting (Conflicts of Interest) – Delayed Settlement” in the preliminary prospectus supplement for information regarding T+10 settlement.

CUSIP:	49427RAN2

ISIN:	US49427RAN26

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
BBVA Securities Inc.
Jefferies LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc. Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Comerica Securities, Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Other:

On November 14, 2018, Kilroy Realty, L.P. delivered or will deliver a notice of redemption to the applicable indenture trustee to redeem all $250.0 million aggregate principal amount of Kilroy Realty, L.P.’s outstanding 6.625% Senior Notes due 2020 on December 14, 2018. For additional information, see “Use of Proceeds” in the preliminary prospectus supplement.

U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the trustee under the indenture governing Kilroy Realty, L.P.’s 4.750% Senior Notes due 2028 and the indenture governing Kilroy Realty, L.P.’s 6.625% Senior Notes due 2020.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member and one of the underwriters, is paying a referral fee to an affiliated entity, Comerica Bank.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and related prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.